Exhibit 99.1

TORM establishes joint venture with Guangzhou Shipyard International and ME Production to manufacture scrubbers to reduce sulfur emissions

TORM plc ("TORM" Ticker: TRMD) has established a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International (GSI), which is part of the China State Shipbuilding Corporation group. The joint venture, ME Production China, will manufacture and install scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitted vessels. TORM holds an ownership stake of 27.5% in the new joint venture.
"Our long-standing relationships with GSI and ME Production helped to facilitate this unique joint venture at a time when demand for scrubbers is expected to increase significantly. This strategic move provides us with a substantial economic interest in a venture that has the potential to be a large-scale international scrubber manufacturer. It will also result in TORM obtaining attractive prices for the scrubber investments that already have a short payback time," says Executive Director of TORM Jacob Meldgaard.
TORM has ordered a total of 16 scrubbers with ME Production China and signed a letter of intent for additional 18 scrubbers with the new joint venture. With these orders, TORM has committed to install scrubbers on 21 vessels and potentially up to 39 vessels or roughly half of TORM's fleet. The CAPEX related to the confirmed scrubber orders is on average estimated below USD 2m per scrubber including installation costs. TORM expects to be able to obtain financing for a significant portion of this investment.
"We are very pleased to enter into a joint venture that will leverage the synergies of a leading scrubber manufacturer, one of the world's largest shipyards and TORM, one of the world's largest product tanker companies. In addition to the economic potential of the joint venture, it allows us to secure availability of high-quality scrubbers, which could pose a challenge to some owners as we approach the 2020 deadline for sulfur compliance set by IMO," says Head of Technical Division at TORM Jesper S. Jensen.
IMO 2020 sulfur regulations
From 1 January 2020, the limit for sulfur emissions from fuel oil used on board vessels operating outside designated emission control areas will be reduced to 0.50%. This will significantly reduce the amount of sulfur oxides emanating from vessels and should have major health and environmental benefits for the world.
By installing exhaust gas cleaning systems, also known as "scrubbers", air pollutants can be limited. These scrubbers are designed to remove sulfur oxides from a vessel's engine and boiler exhaust gases. A vessel fitted with a scrubber can continue to use cheaper heavy fuel oil, as the sulfur oxides emissions will be reduced by the scrubber.
Based on the current market expectations for the future price spread between high and low sulfur fuel, TORM expects the installation of scrubbers to be an environmentally and commercially positive business case with a short payback time.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Jesper S. Jensen, Head of Technical Division, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom Tel.: +44 203 713 4560 www.torm.com

Announcement no. 16 / 9 November 2018	TORM establishes joint venture with GSI and ME Production	Page 1 of 2

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 16 / 9 November 2018	TORM establishes joint venture with GSI and ME Production	Page 2 of 2